INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

12 CN | 2024 – Fourth Quarter

CONSOLIDATED STATEMENTS OF INCOME – UNAUDITED

	Three months ended December 31		Year ended December 31
In millions, except per share data	2024	2023	2024	2023
Revenues	$4,358	$4,471	$17,046	$16,828
Operating expenses
Labor and fringe benefits	883	818	3,422	3,150
Purchased services and material	598	556	2,313	2,254
Fuel	481	569	2,060	2,097
Depreciation and amortization	489	463	1,892	1,817
Equipment rents	98	97	392	359
Other	181	150	642	554
Loss on assets held for sale (Note 4)	—	—	78	—
Total operating expenses	2,730	2,653	10,799	10,231
Operating income	1,628	1,818	6,247	6,597
Interest expense	(231)	(199)	(891)	(722)
Other components of net periodic benefit income	113	119	454	479
Other income (loss) (Note 5)	(2)	134	42	134
Income before income taxes	1,508	1,872	5,852	6,488
Income tax recovery (expense) (Note 6)	(362)	258	(1,404)	(863)
Net income	$1,146	$2,130	$4,448	$5,625
Earnings per share
Basic	$1.82	$3.30	$7.02	$8.55
Diluted	$1.82	$3.29	$7.01	$8.53
Weighted-average number of shares
Basic	628.9	646.4	633.5	657.7
Diluted	629.5	647.6	634.5	659.1
Dividends declared per share	$0.8450	$0.7900	$3.3800	$3.1600
See accompanying Notes to Interim Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME – UNAUDITED

	Three months ended December 31		Year ended December 31
In millions	2024	2023	2024	2023
Net income	$1,146	$2,130	$4,448	$5,625
Other comprehensive income (loss)
Net gain (loss) on foreign currency translation	293	(103)	388	(101)
Net change in pension and other postretirement benefit plans	986	(332)	1,025	(334)
Derivative instruments	(1)	19	(20)	96
Other comprehensive income (loss) before income taxes	1,278	(416)	1,393	(339)
Income tax recovery (expense)	(160)	47	(134)	29
Other comprehensive income (loss)	1,118	(369)	1,259	(310)
Comprehensive income	$2,264	$1,761	$5,707	$5,315
See accompanying Notes to Interim Consolidated Financial Statements.

CN | 2024 – Fourth Quarter 13

CONSOLIDATED BALANCE SHEETS – UNAUDITED

		December 31	December 31
In millions	As at	2024	2023
Assets
Current assets
Cash and cash equivalents		$389	$475
Restricted cash and cash equivalents		12	449
Accounts receivable		1,164	1,300
Material and supplies		720	699
Other current assets		334	166
Total current assets		2,619	3,089
Properties		47,960	44,617
Operating lease right-of-use assets		485	424
Pension asset		4,541	3,140
Deferred income tax assets (Note 6)		689	682
Intangible assets, goodwill and other		773	714
Total assets		$57,067	$52,666

Liabilities and shareholders' equity
Current liabilities
Accounts payable and other		$2,810	$2,695
Current portion of long-term debt		1,166	2,340
Total current liabilities		3,976	5,035
Deferred income tax liabilities		10,874	10,066
Other liabilities and deferred credits		612	522
Pension and other postretirement benefits		483	495
Long-term debt		19,728	16,133
Operating lease liabilities		343	298
Total liabilities		36,016	32,549
Shareholders' equity
Common shares		3,474	3,512
Common shares in Share Trusts		(129)	(144)
Additional paid-in capital		372	373
Accumulated other comprehensive loss		(1,020)	(2,279)
Retained earnings		18,354	18,655
Total shareholders' equity		21,051	20,117
Total liabilities and shareholders' equity		$57,067	$52,666
See accompanying Notes to Interim Consolidated Financial Statements.

14 CN | 2024 – Fourth Quarter

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY – UNAUDITED

	Number of common shares		Common Shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at September 30, 2024	628.8	1.0	$3,477	$(128)	$360	$(2,138)	$17,887	$19,458
Net income							1,146	1,146
Stock options exercised	—		3		—			3
Settlement of equity settled awards	0.1	(0.1)		7	(7)		—	—
Stock-based compensation and other					19		(1)	18
Repurchase of common shares	(1.0)		(6)				(147)	(153)
Share purchases by Share Trusts	—	—		(8)				(8)
Other comprehensive income						1,118		1,118
Dividends							(531)	(531)
Balance at December 31, 2024	627.9	0.9	$3,474	$(129)	$372	$(1,020)	$18,354	$21,051

	Number of common shares		Common Shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at December 31, 2023	642.7	1.1	$3,512	$(144)	$373	$(2,279)	$18,655	$20,117
Net income							4,448	4,448
Stock options exercised	0.4		47		(6)			41
Settlement of equity settled awards	0.5	(0.5)		65	(80)		(42)	(57)
Stock-based compensation and other					85		(3)	82
Repurchase of common shares	(15.4)		(85)				(2,566)	(2,651)
Share purchases by Share Trusts	(0.3)	0.3		(50)				(50)
Other comprehensive income						1,259		1,259
Dividends							(2,138)	(2,138)
Balance at December 31, 2024	627.9	0.9	$3,474	$(129)	$372	$(1,020)	$18,354	$21,051
See accompanying Notes to Interim Consolidated Financial Statements.

CN | 2024 – Fourth Quarter 15

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY – UNAUDITED

	Number of common shares		Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Totals shareholders' equity
In millions	Outstanding	Share Trusts
Balance at September 30, 2023	649.8	1.1	$3,533	$(143)	$375	$(1,910)	$18,116	$19,971
Net income							2,130	2,130
Stock options exercised	0.2		18		(2)			16
Settlement of equity settled awards	0.1	(0.1)		6	(12)		(7)	(13)
Stock-based compensation and other					12		(1)	11
Repurchase of common shares	(7.3)		(39)				(1,074)	(1,113)
Share purchases by Share Trusts	(0.1)	0.1		(7)				(7)
Other comprehensive loss						(369)		(369)
Dividends							(509)	(509)
Balance at December 31, 2023	642.7	1.1	$3,512	$(144)	$373	$(2,279)	$18,655	$20,117

	Number of common shares		Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Totals shareholders' equity
In millions	Outstanding	Share Trusts
Balance at December 31, 2022	671.0	1.4	$3,613	$(170)	$381	$(1,969)	$19,529	$21,384
Net income							5,625	5,625
Stock options exercised	0.5		56		(7)			49
Settlement of equity settled awards	0.5	(0.5)		54	(77)		(32)	(55)
Stock-based compensation and other					76		(2)	74
Repurchase of common shares	(29.1)		(157)				(4,394)	(4,551)
Share purchases by Share Trusts	(0.2)	0.2		(28)				(28)
Other comprehensive loss						(310)		(310)
Dividends							(2,071)	(2,071)
Balance at December 31, 2023	642.7	1.1	$3,512	$(144)	$373	$(2,279)	$18,655	$20,117
See accompanying Notes to Interim Consolidated Financial Statements.

16 CN | 2024 – Fourth Quarter

CONSOLIDATED STATEMENTS OF CASH FLOWS – UNAUDITED

	Three months ended December 31		Year ended December 31
In millions	2024	2023	2024	2023
Operating activities
Net income	$1,146	$2,130	$4,448	$5,625
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	489	463	1,892	1,817
Pension income and funding	(97)	(104)	(385)	(418)
Gain on disposal of property (Note 5)	—	(129)	—	(129)
Deferred income taxes (Note 6)	18	(591)	325	(288)
Loss on assets held for sale (Note 4)	—	—	78	—
Changes in operating assets and liabilities:
Accounts receivable	132	(18)	205	71
Material and supplies	17	44	(6)	(18)
Accounts payable and other	181	342	(107)	(191)
Other current assets	23	70	—	85
Other operating activities, net	86	206	249	411
Net cash provided by operating activities	1,995	2,413	6,699	6,965
Investing activities
Property additions	(944)	(934)	(3,549)	(3,187)
Business acquisitions and combinations (Note 3)	—	(390)	—	(390)
Proceeds from disposal of property (Note 5)	—	129	—	129
Other investing activities, net	(19)	5	(58)	(20)
Net cash used in investing activities	(963)	(1,190)	(3,607)	(3,468)
Financing activities
Issuance of debt	366	824	3,483	2,554
Repayment of debt	(510)	(12)	(1,038)	(250)
Change in commercial paper, net	(625)	(404)	(1,381)	908
Settlement of foreign exchange forward contracts on debt	122	17	120	38
Issuance of common shares for stock options exercised	3	16	41	49
Withholding taxes remitted on the net settlement of equity settled awards	—	(13)	(52)	(51)
Repurchase of common shares	(150)	(1,152)	(2,600)	(4,551)
Purchase of common shares for settlement of equity settled awards	—	—	(5)	(4)
Purchase of common shares by Share Trusts	(8)	(7)	(50)	(28)
Dividends paid	(531)	(509)	(2,138)	(2,071)
Net cash used in financing activities	(1,333)	(1,240)	(3,620)	(3,406)
Effect of foreign exchange fluctuations on cash, cash equivalents, restricted cash and restricted cash equivalents	4	(1)	5	(1)
Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents	(297)	(18)	(523)	90
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	698	942	924	834
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$401	$924	$401	$924
Cash and cash equivalents, end of period	$389	$475	$389	$475
Restricted cash and cash equivalents, end of period	12	449	12	449
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$401	$924	$401	$924
Supplemental cash flow information
Interest paid	$(210)	$(154)	$(926)	$(776)
Income taxes paid	$(288)	$(210)	$(1,221)	$(1,197)
See accompanying Notes to Interim Consolidated Financial Statements.

CN | 2024 – Fourth Quarter 17

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
1 – Basis of presentation

In these notes, the "Company" or "CN" refers to, Canadian National Railway Company, together with its wholly-owned subsidiaries. The accompanying unaudited Interim Consolidated Financial Statements ("Interim Consolidated Financial Statements"), expressed in Canadian dollars, have been prepared in accordance with United States generally accepted accounting principles (GAAP) for interim financial statements. Accordingly, they do not include all of the disclosures required by GAAP for complete financial statements. In management's opinion, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Interim operating results are not necessarily indicative of the results that may be expected for the full year.

These Interim Consolidated Financial Statements have been prepared using accounting policies consistent with those used in preparing CN's 2023 Annual Consolidated Financial Statements and should be read in conjunction with such statements and Notes thereto.

2 – Recent accounting pronouncements

The following Accounting Standards Update (ASU) issued by the Financial Accounting Standards Board (FASB) has been adopted by the Company:

ASU 2023-07 Segment reporting (Topic 280): Improvements to reportable segment disclosures
The ASU aims to improve financial disclosures about a public entity's reportable segments and address requests from investors for additional and more detailed information regarding reportable segment expenses. The main amendments in the ASU require public entities, including those that have a single reportable segment, to disclose on an annual and interim basis the significant segment expenses provided to the chief operating decision maker (CODM), disclose the title/position of the CODM and how the segment expenses information is used in the decision making process. The Company manages its operations as one business segment over a single network with operations in Canada and the U.S. with the Chief Executive Officer identified as its CODM. The Company has identified Net income and diluted EPS to be its profit measures reviewed by the CODM and has disclosed how the CODM uses these measures to assess segment performance and allocate resources. Moreover, significant segment expenses regularly provided to the CODM have been identified as the expenses detailed in the Consolidated Statements of Income. The ASU requires single reportable segment entities to apply all disclosure requirements in Topic 280.

The ASU is effective for annual periods beginning after December 15, 2023. The Company will include the relevant disclosure within the 2024 Annual Consolidated Financial Statements and 2025 Interim Financial Statements.

The following recent ASU issued by the Financial Accounting Standards Board (FASB) have an effective date after December 31, 2023 and have not been adopted by the Company:

ASU 2024-03 – Disaggregation of Income Statement Expenses (Subtopic 220-40)
This ASU aims to provide stakeholders a clearer understanding of an entity's expenses and enhance their ability to assess performance, forecast expenses and evaluate the entity's potential for future cash flows. The ASU amends the rules on income statement expense disclosures and requires public business entities to disaggregate and disclose, in tabular format in the notes to financial statements, specified categories of expenses contained within certain income statement expense line items; to integrate certain amounts that were already required to be disclosed under current GAAP with the new disaggregation requirements and to qualitatively disclose descriptions of the amounts remaining that were not separately disaggregated. The ASU also requires public business entities to disclose the total amount of selling expenses and, in annual reporting periods, an entity's definition of those selling expenses. This ASU does not change or remove the current disclosure requirements of expense line items on the face of the Consolidated Statements of Income.

The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements disclosures.

The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this ASU should be applied either prospectively to Consolidated Financial Statements issued for reporting periods following the effective date, or retrospectively to any or all prior periods presented in the Consolidated Financial Statements.

18 CN | 2024 – Fourth Quarter

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

ASU 2023-09 – Income Taxes (Topic 740): Improvements to income tax disclosures
The ASU amends the rules on income tax disclosures by modifying or eliminating certain existing income tax disclosure requirements in addition to establishing new requirements. The amendments address investor requests for more transparency about income taxes, including jurisdictional information, by requiring consistent categories and greater disaggregation of information. The ASU’s two primary amendments relate to the rate reconciliation and income taxes paid annual disclosures.

Reconciling items presented in the rate reconciliation will be in dollar amounts and percentages, and will be disaggregated into specified categories with certain reconciling items further broken out by nature and/or jurisdiction using a 5% threshold of domestic federal taxes. Income taxes paid will be disaggregated between federal, provincial/territorial, and foreign taxing jurisdictions using a 5% threshold of total income taxes paid net of refunds received.

The ASU is effective for annual periods beginning after December 15, 2024.

The adoption of the ASU will have an impact on the Company’s Consolidated Financial Statements disclosures. The required disclosure changes will be reflected in the Company’s Consolidated Financial Statements when the ASU is adopted. As the Company will not early adopt the ASU, the required disclosure changes will be reflected in the Company's 2025 Annual Consolidated Financial Statements. The Company is currently evaluating whether to apply the amendments prospectively or retrospectively.

Other recently issued ASUs required to be applied on or after December 31, 2024 have been evaluated by the Company and are not expected to have a significant impact on the Company's Consolidated Financial Statements.

3 – Business acquisitions and combinations

Iowa Northern Railway Company
On December 6, 2023, the Company acquired the shares of the Iowa Northern Railway Company (IANR), a Class III short-line railroad that owns and leases approximately 175 route miles in northeast Iowa that are connected to CN’s U.S. rail network. CN paid US$230 million ($312 million), including transaction costs to date. IANR serves upper Midwest agricultural and industrial markets covering many goods, including biofuels and grain. This transaction represents a meaningful opportunity to support the growth of local business by creating single-line service to North American destinations, while preserving access to existing carrier options.

The shares of IANR were deposited into an independent voting trust while the U.S Surface Transportation Board (STB) considered the Company's application to acquire control of IANR. During the trust period, IANR continues to be operated under its current management and the Company cannot exercise day-to-day control. As a result, the Company recorded its investment in IANR at its acquisition cost under the equity method of accounting. On January 14, 2025, the STB issued a final decision approving CN’s application to acquire control of IANR, subject to certain conditions, with an effective date of 30 days thereafter. CN will assume control of IANR during the first quarter of 2025 and will account for the acquisition of control as a business combination under the acquisition method of accounting.

On the acquisition date of December 6, 2023, immediately prior to the acquisition of the investment accounted for under the equity method of accounting, there was a basis difference of $236 million between the consideration paid to acquire IANR and the underlying carrying value of the net assets of IANR. The basis difference related to depreciable properties is being amortized over the related assets' remaining useful lives. The remainder of the basis difference, relating to land, and equity method goodwill, will not be amortized and will be carried at cost subject to an assessment for impairment. The fair value of IANR’s underlying net assets is now final and the resulting differences compared to what was estimated were insignificant.

The Company has not provided summarized financial information for IANR, on its historical cost basis as at December 31, 2024 and 2023, for the period from December 6, 2023 to December 31, 2023, and for the year ending December 31, 2024, as it was not material.

CN | 2024 – Fourth Quarter 19

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
Cape Breton & Central Nova Scotia Railway
On November 1, 2023, the Company acquired from Genesee & Wyoming Inc. a stake in the Cape Breton & Central Nova Scotia Railway (CBNS), a Class III short-line railroad that owns approximately 150 route miles. CN paid $78 million in cash, net of cash acquired and including working capital adjustments. The acquisition was accounted for as a business combination. As a result, the Company’s Consolidated Balance Sheets included the net assets of CBNS as of November 1, 2023, which were comprised of $101 million in fair value of properties mostly track and roadway assets, partly offset by $18 million in deferred tax liabilities. The remaining net assets were comprised of current assets and liabilities which were individually insignificant and there were no identifiable intangible assets. No goodwill was recognized. The Company's purchase price allocation is now final and the resulting differences compared to what was estimated were insignificant. The Company has not provided pro forma information related to prior periods as it was not material.

4 - Assets held for sale

On May 8, 2024, CN entered into an agreement to transfer the ownership and related risks and obligations of a road, rail, and pedestrian bridge known as the Quebec Bridge located in Quebec, Canada, to the Government of Canada for a nominal amount. At that time, CN met the criteria for classification of the related track and roadway assets as assets held for sale and accordingly recorded a loss of $78 million ($58 million after-tax) to adjust the carrying value to the nominal selling price. On November 12, 2024, the transaction was completed and the resulting difference between the carrying value and what was estimated was insignificant. CN also recognized an operating lease right-of-use asset and a related liability of $124 million for the retained requisite rights to occupy and operate the portion of the bridge where the rail infrastructure is located and will pay an annual occupancy fee over a term that also includes a noncancellable period.

5 – Other income

2023 Disposal of property
On December 13, 2023, the Company completed the sale of a portion of land within the Bala Subdivision located in Markham and Richmond Hill, Ontario, Canada for cash proceeds of $129 million which resulted in a gain of $129 million ($112 million after tax) as the carrying amount of the land was nominal.

6 – Income taxes

In the fourth quarter of 2023, the Company received a ruling from taxation authorities in a non-U.S. foreign jurisdiction in connection with prior taxation years. Consistent with the ruling, and effective as of January 1, 2021, the Company has foregone favorable tax deductions of a permanent nature on certain income generated from intercompany arrangements. This resulted in the Company generating tax-deductible goodwill approximating the value of the foregone tax deductions, which is available to be amortized over a period of up to ten years.

As a result, in 2023, the Company recorded a net deferred income tax recovery of $682 million, comprised of a $767 million deferred income tax recovery related to the tax-deductible goodwill initially generated as of January 1, 2021, partly offset by a $85 million income tax expense related to the foregone tax deduction ($31 million for 2023 and $54 million for prior years) which was initially recorded in current taxes and was then reclassified to deferred taxes following the amortization of the tax-deductible goodwill for those years.

7 – Subsequent event

Normal course issuer bid (NCIB)
On January 30, 2025, the Board of Directors of the Company approved a new NCIB, which allows for the repurchase of up to 20.0 million common shares between February 4, 2025 and February 3, 2026.
20 CN | 2024 – Fourth Quarter